Condensed unaudited interim consolidated financial statements of

Intellipharmaceutics International Inc.

August 31, 2016

Intellipharmaceutics International Inc.
August 31, 2016

Table of contents

Condensed unaudited interim consolidated balance sheets	2

Condensed unaudited interim consolidated statements of operations and comprehensive loss	3

Condensed unaudited interim consolidated statements of shareholders’ equity (deficiency)	4

Condensed unaudited interim consolidated statements of cash flows	5

Notes to the condensed unaudited interim consolidated financial statements	6-20

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated balance sheets
As as
(Stated in U.S. dollars)
	August 31,	November 30,
	2016	2015
	$	$
Assets
Current
Cash	1,983,361	1,755,196
Accounts receivable, net	356,685	478,674
Investment tax credits	668,556	458,021
Prepaid expenses, sundry and other assets	234,222	229,225
	3,242,824	2,921,116

Deferred offering costs (Note 5)	468,961	543,745
Property and equipment, net	1,655,720	1,759,438
	5,367,505	5,224,299

Liabilities
Current
Accounts payable	1,534,499	3,027,974
Accrued liabilities	238,794	454,290
Employee costs payable	176,562	175,172
Current portion of capital lease obligations	20,602	20,460
Convertible debenture (Note 4)	1,493,759	1,518,429
	3,464,216	5,196,325

Capital lease obligations	-	15,660
Deferred revenue (Note 3)	150,000	150,000
	3,614,216	5,361,985

Shareholders' equity (deficiency)
Capital stock (Notes 5 and 6)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
28,964,770 common shares	27,621,693	21,481,242
(2015 - 24,244,050)
Additional paid-in capital	32,949,890	30,969,093
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(59,102,715)	(52,872,442)
	1,753,289	(137,686)

	5,367,505	5,224,299

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of operations and comprehensive loss

(Stated in U.S. dollars)
	Three months ended		Nine months ended
	August 31, 2016	August 31, 2015	August 31, 2016	August 31, 2015
	$	$	$	$

Revenue
Licensing (Note 3)	554,925	840,748	1,677,906	3,248,678
	554,925	840,748	1,677,906	3,248,678

Expenses
Research and development	1,633,150	1,676,549	4,904,405	4,288,624
Selling, general and administrative	855,597	816,267	2,521,427	2,664,369
Depreciation	97,254	97,796	283,380	270,829
	2,586,001	2,590,612	7,709,212	7,223,822

Loss from operations	(2,031,076)	(1,749,864)	(6,031,306)	(3,975,144)
Net foreign exchange (loss) gain	(26,163)	10,626	(31,715)	33,723
Interest income	-	1,481	204	1,498
Interest expense	(52,917)	(29,890)	(167,456)	(249,654)
Loss on extinguishment of debt	-	(114,023)	-	(114,023)
Net loss and comprehensive loss	(2,110,156)	(1,881,670)	(6,230,273)	(4,303,600)

Loss per common share, basic and diluted	(0.07)	(0.08)	(0.24)	(0.18)

Weighted average number of common
shares outstanding, basic and diluted	28,437,368	23,951,160	25,878,966	23,552,824

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of shareholders' equity (deficiency)
for the nine months ended August 31, 2016 and 2015

(Stated in U.S. dollars)
				Accumulated		Total
			Additional	other		shareholders'
		Capital stock	paid-in	comprehensive	Accumulated	equity
	Number	amount	capital	income	deficit	(deficiency)
		$	$	$	$	$
Balance, November 30, 2014	23,456,611	18,941,067	31,119,930	284,421	(45,436,054)	4,909,364
Shares issued for options exercised (Note 6)	91,000	300,869	(132,907)	-	-	167,962
DSU's to non-management board members (Note 7)	-	-	21,005	-	-	21,005
Stock options to employees (Note 6)	-	-	25,178	-	-	25,178
Stock options to non-management board members (Note 6)	-	-	50,375	-	-	50,375
Proceeds from at-the-market financing (Note 5)	301,000	970,363	-	-	-	970,363
Offering costs (Note 5)	-	(61,530)	-	-	-	(61,530)
Issuance of shares on exercise of warrants (Note 8)	225,000	1,027,304	(464,804)	-	-	562,500
Net loss	-	-	-	-	(4,303,600)	(4,303,600)
Balance, August 31, 2015	24,073,611	21,178,073	30,618,777	284,421	(49,739,654)	2,341,617

Balance, November 30, 2015	24,244,050	21,481,242	30,969,093	284,421	(52,872,442)	(137,686)
DSU's to non-management board members (Note 7)	-	-	24,195	-	-	24,195
Stock options to employees (Note 6)	-	-	947,097	-	-	947,097
Stock options to non-management board members (Note 6)	-	-	86,119	-	-	86,119
Proceeds from at-the-market financing (Note 5)	973,311	1,962,049	-	-	-	1,962,049
Proceeds from financing (Note 5 and 8)	3,689,270	4,764,777	1,175,190	-	-	5,939,967
Offering costs (Note 5)	-	(848,838)	(158,736)	-	-	(1,007,574)
Issuance of shares on exercise of warrants (Note 8)	58,139	262,463	(140,371)	-	-	122,092
Modification of convertible debt (Note 4)	-	-	47,303	-	-	47,303
Net loss	-	-	-	-	(6,230,273)	(6,230,273)
Balance, August 31, 2016	28,964,770	27,621,693	32,949,890	284,421	(59,102,715)	1,753,289

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of cash flows
(Stated in U.S. dollars)
	Three months ended		Nine months ended
	August 31, 2016	August 31, 2015	August 31, 2016	August 31, 2015
	$	$	$	$

Net loss	(2,110,156)	(1,881,670)	(6,230,273)	(4,303,600)
Items not affecting cash
Depreciation	97,254	97,796	283,380	270,829
Stock-based compensation (Note 6)	332,358	24,384	1,033,216	75,553
Deferred shared units (Note 7)	8,200	8,171	24,195	25,417
Accreted interest on convertible debt (Note 4)	4,919	(20,764)	22,633	83,759
Loss on extinguishment of debt	-	114,023	-	114,023
Unrealized foreign exchange loss/(gain)	34,860	44,306	29,823	2,895

Change in non-cash operating assets & liabilities
Accounts receivable	33,389	207,891	121,989	498,528
Investment tax credits	(56,474)	(16,170)	(210,535)	(63,207)
Prepaid expenses, sundry assets and other assets	23,038	52,660	(4,997)	127,820
Accounts payable and accrued liabilities	(2,230,625)	166,728	(2,057,880)	537,429
Deferred revenue	-	-	-	150,000
Cash flows used in operating activities	(3,863,237)	(1,202,645)	(6,988,449)	(2,480,554)

Financing activities
Repayment of capital lease obligations	(6,047)	(7,400)	(15,518)	(22,099)
Issuance of common shares on at-the-market financing (Note 5)	414,034	718,151	1,962,049	970,363
Proceeds from issuance of shares on exercise of warrants (Note 8)	-	562,500	122,092	562,500
Issuance of common shares on option exercise	-	8,695	-	167,962
Proceeds from issuance of shares and warrants (Note 5)	5,939,967	-	5,939,967	-
Offering costs	(617,743)	(115,278)	(663,252)	(253,016)
Cash flows from financing activities	5,730,211	1,166,668	7,345,338	1,425,710

Investing activity
Purchase of property and equipment	(56,941)	(174,643)	(128,724)	(360,030)
Cash flows used in investing activities	(56,941)	(174,643)	(128,724)	(360,030)

Increase (Decrease) in cash	1,810,033	(210,620)	228,165	(1,414,874)
Cash, beginning of period	173,328	3,029,721	1,755,196	4,233,975

Cash, end of period	1,983,361	2,819,101	1,983,361	2,819,101

Supplemental cash flow information
Interest paid (Note 4)	75,400	45,339	120,246	135,031
Taxes paid	-	-	-	-

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2016 and 2015
(Stated in U.S. dollars)

1.
 Nature of operations

Intellipharmaceutics International Inc. (“IPC” or the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs.

On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd. “) and Vasogen Inc. (“Vasogen”) completed a court approved plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company, which is incorporated under the laws of

Canada. The Company’s common shares are traded on the Toronto Stock Exchange and NASDAQ.

The Company earns revenues from development contracts which provide upfront fees, milestone payments, reimbursement of certain expenditures and licensing income upon commercialization of its products. In November 2013, the U.S. Food and Drug Administration (“FDA”) granted the Company final approval to market the Company’s first product, the 15 mg and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules.

Going concern

The condensed unaudited interim consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months. The Company has incurred losses from operations since inception and has reported losses of $6,230,273 for the nine months ended August 31, 2016 (August 31, 2015 - loss of $4,303,600), and has an accumulated deficit of $59,102,715 as at August 31, 2016 (November 30, 2015 - $52,872,442). The Company has funded its research and development (“R&D”) activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. There is no certainty that such funding will be available going forward. These conditions raise substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due.
In order for the Company to continue as a going concern and fund any significant expansion of its operation or R&D activities, the Company will require significant additional capital. Although there can be no assurances, such funding may come from revenues from the sales of the Company’s generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from proceeds of the Company’s at-the-market offering program and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development, although there can be no assurance that the Company will be able to obtain any such capital on terms or in amounts sufficient to meet its needs or at all. The Company’s ultimate success will depend on whether its product candidates receive the approval of the FDA or Health Canada and whether it is able to successfully market approved products. The Company cannot be certain that it will be able to receive FDA or Health Canada approval for any of its current or future product candidates, or that it will reach the level of sales and revenues necessary to achieve and sustain profitability.

The availability of equity or debt financing will be affected by, among other things, the results of the Company’s research and development, its ability to obtain regulatory approvals, the market acceptance of its products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if the Company raises additional funds by issuing equity securities, its then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. Any failure on its part to raise additional funds on terms favorable to the Company or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not taking advantage of business opportunities, in the termination or delay of clinical trials or the Company not taking any necessary actions required by the FDA or Health Canada for one or more of the Company’s

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2016 and 2015
(Stated in U.S. dollars)

1.
Nature of operations (Continued)

Going concern (continued)

product candidates, in curtailment of the Company’s product development programs designed to identify new product candidates, in the sale or assignment of rights to its technologies, products or product candidates, and/or its inability to file Abbreviated New Drug Applications (“ANDAs”), Abbreviated New Drug Submissions (“ANDSs”) or New Drug Applications (“NDAs”) at all or in time to competitively market its products or product candidates.
The condensed unaudited interim consolidated financial statements do not include any adjustments that might result from the outcome of uncertainties described above. If the going concern assumption no longer becomes appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.
2.
Basis of presentation

(a)
Basis of consolidation

These condensed unaudited interim consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, IPC Ltd., Intellipharmaceutics Corp. (“IPC Corp”), and Vasogen Corp.
The condensed unaudited interim consolidated financial statements do not conform in all respects to the annual requirements of accounting principles generally accepted in the U.S. (“U.S. GAAP”). Accordingly, these condensed unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended November 30, 2015.
These condensed unaudited interim consolidated financial statements have been prepared using the same accounting policies and methods as those used by the Company in the annual audited consolidated financial statements for the year ended November 30, 2015. The condensed unaudited interim consolidated financial statements reflect all adjustments necessary for the fair presentation of the Company’s financial position and results of operation for the interim periods presented. All such adjustments are normal and recurring in nature.
All inter-company accounts and transactions have been eliminated on consolidation.
(b)
Use of estimates

The preparation of the condensed unaudited interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.
Areas where significant judgment is involved in making estimates are: the determination of the functional currency; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the accrual of licensing and milestone revenue; and forecasting future cash flows for assessing the going concern assumption.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2016 and 2015
(Stated in U.S. dollars)

3.
Significant accounting policies
(a)   Revenue recognition
The Company accounts for revenue in accordance with the provisions of Accounting Standards Codification (“ASC”) topic 605 Revenue Recognition. The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products and other incidental services. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.
A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control.
The relevant revenue recognition accounting policy is applied to each separate unit of accounting.
Licensing
The Company recognizes revenue from the licensing of the Company's drug delivery technologies, products and product candidates. Licensing revenue is recognized as earned in accordance with the contract terms when the amounts can be reasonably estimated and collectability is reasonably assured.
 The Company has a license and commercialization agreement with Par Pharmaceutical Inc. (“Par”). Under the exclusive territorial license rights granted to Par, the agreement requires that Par manufacture, promote, market, sell and distribute the product. Licensing revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments. Licensing revenue payments received by the Company from Par under this agreement are not subject to deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this arrangement and the guidance per ASC topic 605, the Company records licensing revenue as earned in the consolidated statements of operations and comprehensive loss.
Milestones
The milestone method recognizes revenue on substantive milestone payments in the period the milestone is achieved. Milestones are considered substantive if all of the following conditions are met: (i) the milestone is commensurate with either the vendor’s performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone; (ii) the milestone relates solely to past performance; and (iii) the milestone is reasonable relative to all of the deliverables and payment terms within the arrangement. Non-substantive milestone payments that might be paid to the Company based on the passage of time or as a result of a partner’s performance are allocated to the units of accounting within the arrangement; they are recognized as revenue in a manner similar to those units of accounting.
Research and development
Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the research and development process.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2016 and 2015
(Stated in U.S. dollars)

3.
   Significant accounting policies (continued)

Deferred revenue
Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed. During the three and nine months ended August 31, 2016 the Company did not receive any upfront fees. In the three and nine months ended August 31, 2015, the Company received an amount of $Nil and $150,000, respectively, and recorded it as deferred revenue, as it did not meet the criteria for recognition.
Other incidental services
Incidental services which the Company may provide from time to time include consulting advice provided to other organizations regarding FDA standards. Revenue is earned and realized when all of the following conditions are met: (i) there is persuasive evidence of an arrangement; (ii) service has been rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured.
(b)  Research and development costs
Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC topic 730. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.
 (c)  Translation of foreign currencies
Transactions denominated in currencies other than the Company and its wholly owned operating subsidiaries’ functional currencies, the monetary assets and liabilities are translated at the period end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the consolidated statements of operations and comprehensive loss.
The Company’s functional and reporting currency is the U.S. dollar.
(d)  Future Accounting pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In March 2016 the FASB issued ASU No. 2016-08 to clarify the implementation guidance on considerations of whether an entity is a principal or an agent, impacting whether an entity reports revenue on a gross or net basis. In April 2016, the FASB issued ASU No. 2016-10 to clarify guidance on identifying performance obligations and the implementation guidance on licensing. In May 2016, the FASB issued amendments ASU No. 2016-11 and 2016-12 to amend certain aspects of the new revenue guidance (including transition, collectability, noncash consideration and the presentation of sales and other similar taxes) and provided certain practical expedients. The guidance is effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods). Early adoption is permitted but not before the annual reporting period (and interim reporting period) beginning January 1, 2017. Entities have the option of using either a full retrospective or a modified approach to adopt the guidance. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flows.
In June 2014, the FASB issued ASU No. 2014-12 in response to the consensus of the Emerging Issues Task Force on EITF Issue 13-D.2 The ASU clarifies that entities should treat performance targets that can be met after the requisite service period of a share-based payment award as performance conditions that affect vesting. Therefore, an entity would not record compensation expense (measured as of the grant date without taking into account the effect of the performance

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2016 and 2015
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)
(d)  Future Accounting pronouncements (continued)
target) related to an award for which transfer to the employee is contingent on the entity’s satisfaction of a performance target until it becomes probable that the performance target will be met. No new disclosures are required under the ASU. The ASU’s guidance is effective for all entities for reporting periods (including interim periods) beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flow. In March 2016, the FASB issued new guidance ASU No. 2016-09 which simplifies several aspects of the accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, accounting for forfeitures, and classification on the statement of cash flows. The guidance is effective for reporting periods (including interim periods) beginning after December 15, 2016. Early adoption is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flows.
In 2014, the FASB issued ASU No. 2014-15, which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if “conditions or events raise substantial doubt about the entity’s ability to continue as a going concern.” The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.
In November 2014, the FASB issued ASU No. 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or to Equity, which applies to any entity that is an issuer of, or invests in, hybrid financial instruments that are issued in the form of a share. The amendments in ASU No. 2014-16 clarify that an entity must take into account all relevant terms and features when reviewing the nature of the host contract. Additionally, the amendments state that no one term or feature would define the host contract’s economic characteristics and risks. Instead, the economic characteristics and risks of the hybrid financial instrument as a whole would determine the nature of the host contract. ASU No. 2014-16’s amendments will be effective for public business entities for fiscal years, and interim periods within those fiscal years, starting after December 15, 2015, with early adoption permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flows.
In January 2016, the FASB issued ASU No. 2016-01, which makes limited amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. The new standard significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. ASU No. 2016-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.
In February 2016, the FASB issued new guidance, ASU No. 2016-02, Leases (Topic 842). The main difference between current GAAP and the new guidance is the recognition of lease liabilities based on the present value of remaining lease payments and corresponding lease assets for operating leases under current GAAP with limited exception. Additional qualitative and quantitative disclosures are also required by the new guidance. Topic 842 is effective for annual reporting periods (including interim reporting periods) beginning after December 15, 2018. Early application

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2016 and 2015
(Stated in U.S. dollars)

3.
  Significant accounting policies (continued)
(d)   Future Accounting pronouncements (continued)
is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.
In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments, which will make eight targeted changes to how cash receipts and cash payments are presented and classified in the Statement of Cash Flows. ASU 2016-15 will be effective on May 1, 2018, and will require adoption on a retrospective basis unless it is impracticable to apply, in which case the Company would be required to apply the amendments prospectively as of the earliest date practicable. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

4.
Due to related parties

Convertible debenture

Amounts due to the related parties are payable to entities controlled by two shareholders who are also officers and directors of the Company.

	August 31,	November 30,
	2016	2015
	$	$
Convertible debenture payable to two directors and officers
of the Company, unsecured, 12% annual interest rate,
payable monthly	1,493,759	1,518,429

On January 10, 2013, the Company completed a private placement financing of an unsecured convertible debenture in the principal amount of $1.5 million (the “Debenture”), which had an original maturity date of January 1, 2015. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder.

Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company purchased the Debenture and provided the Company with the $1.5 million of the proceeds for the Debenture.

Effective October 1, 2014, the maturity date of the Debenture was extended to July 1, 2015. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $126,414, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using a 15% imputed rate of interest.

Effective June 29, 2015, the July 1, 2015 maturity date for the Debenture was further extended to January 1, 2016. Under ASC 470-50, the change in the maturity date of the debt instrument resulted in a constructive extinguishment of the original convertible Debenture as the change in the fair value of the embedded conversion option was greater than 10% of the carrying amount of the debt. In accordance with ASC 470-50-40, the convertible Debenture was recorded at fair value. The difference between the fair value of the convertible Debenture after the extension and the net carrying value of the convertible Debenture prior to the extension of $114,023 was recognized as a loss on the statement of operations and comprehensive loss. The carrying amount of the debt instrument will be accreted down to the face amount of the convertible Debenture over the remaining life of the Debenture using a -14.6% imputed rate of interest.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2016 and 2015
(Stated in U.S. dollars)

4.
Due to related parties (continued)
Convertible debenture
Effective December 8, 2015, the January 1, 2016 maturity date of the Debenture was extended to July 1, 2016. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $42,095, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using a 2.4% imputed rate of interest.
Effective May 26, 2016, the July 1, 2016 maturity date of the Debenture was extended to December 1, 2016. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $5,208, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using a 1.3% imputed rate of interest.
Accreted interest expense during the three and nine months ended August 31, 2016 is $4,919 and $22,633 (three and nine months ended August 31, 2015 - $20,764 and $83,759) and has been included in the condensed unaudited interim consolidated statements of operations and comprehensive loss. In addition, the coupon interest on the Debenture for the three and nine months ended August 31, 2016 is $45,339 and $135,524 (three and nine months ended August 31, 2015 – $45,339 and $135,031) and has also been included in the condensed unaudited interim consolidated statements of operations and comprehensive loss.
5.
Capital stock

Authorized, issued and outstanding
(a)
The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at August 31, 2016 the Company has 28,964,770 (November 30, 2015 – 24,244,050) common shares issued and outstanding, and no preference shares issued and outstanding.

(b)
In November 2013, the Company entered into an equity distribution agreement with Roth Capital Partners, LLC (“Roth”), pursuant to which the Company may from time to time sell up to 5,305,484 of the Company’s common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) through at-the-market issuances on the NASDAQ or otherwise. Under the equity distribution agreement, the Company may at its discretion, from time to time, offer and sell common shares through Roth or directly to Roth for resale. The Company will pay Roth a commission, or allow a discount, of 2.75% of the gross proceeds that the Company received from any additional sales of common shares under the equity distribution agreement. The Company has also agreed to reimburse Roth for certain expenses relating to the offering.
An aggregate of 471,439 common shares were sold for net proceeds of $1,290,168 in the year ended November 30, 2015. During the three and nine months ended August 31, 2016, an aggregate of 217,707 and 973,311 common shares were sold on NASDAQ for gross proceeds of $414,034 and $1,962,049, net proceeds of $402,010 and $1,903,916, respectively, under the at-the-market offering program. During the three and nine months ended August 31, 2015, an aggregate of 218,300 and 301,001 common shares were sold on NASDAQ for gross proceeds of $718,151 and $970,363 and net proceeds of $698,263 and $943,239 under the at-the-market offering program. As a result of prior sales of the Company’s common shares under the equity distribution agreement, the Company may in the future offer and sell its common shares with an aggregate purchase price of up to $6,976,111 (or such lesser amount as may be permitted under applicable securities laws and regulations, such amount the Company currently can offer and sell being limited to approximately $3.1 million) pursuant to our at-the-market program. There can be no assurance that any additional shares will be sold under the at-the-market program.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2016 and 2015
(Stated in U.S. dollars)

5.
Capital stock (continued)
Authorized, issued and outstanding (continued)
(c)
Direct costs related to the Company’s filing of a base shelf prospectus filed in May 2014 and declared effective in June 2014 and certain other on-going costs related to the at the-market facility are recorded as deferred offering costs and are being amortized and recorded as share issuance costs against share offerings. During the three and nine months ended August 31, 2016, costs directly related to the at the-market facility of $12,024 and $58,133 (three and nine months ended August 31, 2015 - $5,854 and $28,824) were recorded in share offering costs and an additional $47,458 and $147,112 (three and nine months ended August 31, 2015 - $23,740 and $32,706) of deferred costs were amortized and recorded in share offering costs related to the at the-market facility.

(d)
In June 2016, the Company completed an underwritten public offering of 3,229,814 units of common shares and warrants, at a price of $1.61 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $1.93 per common share. The Company issued at the initial closing of the offering an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares. The underwriter also purchased at such closing additional warrants at a purchase price of $0.001 per warrant to acquire 242,236 common shares pursuant to the over-allotment option exercised in part by the underwriter. The Company subsequently sold an aggregate of 459,456 additional common shares at the public offering price of $1.61 per share in connection with subsequent partial exercises of the underwriter’s over-allotment option. The closings of these partial exercises brought the total net proceeds from the offering to $5,137,638, after deducting the underwriter’s discount and offering expenses. The warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC topic 480 Distinguishing Liabilities from Equity for equity classification. The Company recorded $4,764,777 as the value of common shares under Capital stock and $1,175,190 as the value of the warrants under Additional Paid in Capital in the condensed unaudited interim consolidated statements of shareholders’ equity (deficiency). The Company has disclosed the terms used to value the warrants in Note 8.
The direct costs related to the issuance of the unit shares were $802,329 and were recorded as an offset against the statement of shareholders’ equity (deficiency) with $643,593 being recorded under Capital stock and $158,736 being recorded under Additional Paid in Capital.
6.
Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 2,896,477 based on the number of issued and outstanding common shares as at August 31, 2016. As at August 31, 2016, 2,745,966 options are outstanding and there were 150,511 options available for grant under the Employee Stock Option Plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans generally have a maximum term of 10 years and generally vest over a period of up to three years.
In August 2004, the Board of Directors of IPC Ltd. approved a grant of 2,763,940 performance-based stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. A total of 1,934,758 performance-based stock options have vested as of August 31, 2016. Under the terms of the original agreement these options were to expire in September 2014. Effective March 27, 2014, and on April 19, 2016, the Company’s shareholders approved the two year extension of the performance-based stock option expiry date to September 2016 and September 2018 respectively. These options were outstanding as at August 31, 2016.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2016 and 2015
(Stated in U.S. dollars)

6.
Options (continued)

On August 31, 2016, the Company granted 355,000 options to management executives and other employees and 105,000 options to the members of the Board of Directors. The fair value of each option grant was estimated on the date of grant using the Black-Scholes Option-Pricing Model and the related stock based compensation was recorded using the graded vesting method. The Company recorded $222,881 in stock based compensation expense related to the stock options issued to management executives and other employees. The Company recorded an additional $68,749 in stock based compensation expense related to the stock options issued to the members of the Board of Directors. The fair value of the options granted to the members of the Board of Directors and management executives is estimated on the date of grant using the Black-Scholes Option-Pricing Model, using a volatility of 65.2%, risk free interest rate of 0.62%, expected life of 5 years, and dividend yield of Nil. The fair value of the options granted to other employees is estimated on the date of grant using the Black-Scholes Option-Pricing Model, using a volatility of 72.6%, risk free interest rate of 0.57%, expected life of 2.9 years, and dividend yield of Nil.
Option pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options.
The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that have an expected life that is more than six years. For options that have an expected life of less than six years the Company uses its own volatility.
The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average of the term of the options.
The risk-free rate assumed in valuing the options is based on the U.S. treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future.
Details of stock option transactions in Canadian dollars (“C$”) are as follows:

		August 31, 2016			August 31, 2015
		Weighted			Weighted
		average	Weighted		average	Weighted
		exercise	average		exercise	average
	Number of	price per	grant date	Number of	price per	grant date
	options	share	fair value	options	share	fair value
		$	$		$	$
Outstanding, beginning of period	5,062,007	3.89	2.17	4,858,208	3.96	2.21
Issued	460,000	2.42	1.20	-	-	-
Exercised	-	-	-	(91,000)	2.34	1.86
Expired	(12,101)	103.27	66.61	-	-	-
Forfeited	-	-	-	(39,166)	3.60	2.44
Balance at
end of period	5,509,906	3.55	1.94	4,728,042	4.00-	2.21

Options exercisable end of period	4,390,223	3.60	2.04	3,516,215	4.14	2.41

Total unrecognized compensation cost relating to the unvested performance-based stock options at August 31, 2016 is approximately $1,861,896 (August 31, 2015 - $2,482,528). During the nine months ended August 31, 2016, a performance condition was met as the FDA approved an ANDA for a certain drug, resulting in the vesting of 276,394 performance-based stock options. As a result, a stock-based compensation expense of $620,632 relating to these stock options was recognized in research and development expense (nine months ended August 31, 2015 - $Nil).

For the three and nine months ended August 31, 2016, no options were exercised. For the three and nine months ended August 31, 2015, 6,000 and 91,000 options were exercised for a cash consideration of $8,695 and $167,962, respectively.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2016 and 2015
(Stated in U.S. dollars)

6.
Options (continued)

The following table summarizes the components of stock-based compensation expense.

Stock-based compensation	Three months ended		Nine months ended
related to:	August 31, 2016	August 31, 2015	August 31, 2016	August 31, 2015
	$	$	$	$

Research and development	144,326	778	795,729	2,421
Selling, general and administrative	188,032	23,606	237,487	73,132
	332,358	24,384	1,033,216	75,553

The Company has estimated its stock option forfeitures to be approximately 4% for the three and nine months ended August 31, 2016 (three and nine months ended August 31, 2015 - $Nil).

7.
Deferred share units

Effective May 28, 2010, the Company’s shareholders approved a Deferred Share Unit (“DSU”) Plan to grant DSUs to its non-management directors and reserved a maximum of 110,000 common shares for issuance under the plan. The DSU Plan permits certain non-management directors to defer receipt of all or a portion of their board fees until termination of the board service and to receive such fees in the form of common shares at that time. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on the Toronto Stock Exchange.
Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.
During the three and nine months ended August 31, 2016, one non-management board member elected to receive director fees in the form of DSUs under the Company’s DSU Plan. As at August 31, 2016, 72,660 DSUs are outstanding and 37,340 DSUs are available for grant under the DSU Plan.
	Three months ended				Nine months ended
	August 31, 2016		August 31, 2015		August 31, 2016		August 31, 2015
	$	shares	$	shares	$	shares	$	shares

Additional paid in capital	8,200	5,121	9,448	2,914	24,195	12,658	21,005	7,298
Accrued liabilities	7,433	4,083	8,171	3,695	7,433	4,083	8,171	3,695

8.
Warrants

The warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC 480. The warrants, in specified situations, provide for certain compensation remedies to a holder if the Company fails to timely deliver the shares underlying the warrants in accordance with the warrant terms.

In the registered direct unit offering completed in March 2013, gross proceeds of $3,121,800 were received through the sale of the Company’s units comprised of common stock and warrants.
The offering was the sale of 1,815,000 units at a price of $1.72 per unit, with each unit consisting of one share of common stock and a five year warrant to purchase 0.25 of a share of common stock at an exercise price of $2.10 per share (“March 2013 Warrants”).
The fair value of the March 2013 Warrants of $407,558 were initially estimated at closing using the Black-Scholes Option Pricing Model, using volatilities of 63%, risk free interest rates of 0.40%, expected life of 5 years, and dividend yield of Nil.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2016 and 2015
(Stated in U.S. dollars)

8.
Warrants (continued)

In the underwritten public offering completed in July 2013, gross proceeds of $3,075,000 were received through the sale of the Company’s units comprised of common stock and warrants. The offering was the sale of 1,500,000 units at a price of $2.05 per unit, each unit consisting of one share of common stock and a five year warrant to purchase 0.25 of a share of common stock at an exercise price of $2.55 per share (“July 2013 Warrants”).
The fair value of the July 2013 Warrants of $328,350 were initially estimated at closing using the Black-Scholes Option Pricing Model, using volatilities of 62.4%, risk free interest rates of 0.58%, expected life of 5 years, and dividend yield of Nil.
In the underwritten public offering completed in June 2016, gross proceeds of $5,200,000 were received through the sale of the Company’s units comprised of common stock and warrants. The Company issued at the initial closing of the offering an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares, at a price of $1.61 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $1.93 per common share. The underwriter also purchased at such closing additional warrants (collectively with the warrants issued at the initial closing, the “June 2016 Warrants”) at a purchase price of $0.001 per warrant to acquire 242,236 common shares pursuant to the over-allotment option exercised in part by the underwriter. The fair value of the June 2016 Warrants of $1,175,190 was initially estimated at closing using the Black-Scholes Option Pricing Model, using volatility of 64.1%, risk free interest rates of 0.92%, expected life of 5 years, and dividend yield of Nil.
The following table provides information on the 6,076,030 warrants outstanding and exercisable as of August 31, 2016:
		Number		Shares issuable
Warrant	Exercise price	outstanding	Expiry	upon exercise

March 2013 Warrants	$2.10	1,491,744	March 22, 2018	372,936
July 2013 Warrants	$2.55	870,000	July 31, 2018	217,500
June 2016 Warrants	$1.93	3,714,286	June 02, 2021	1,857,143
		6,076,030		2,447,579

During the three and nine months ended August 31, 2016, there were cash exercises in respect of Nil and 232,556 warrants, respectively (three and nine months ended August 31, 2015 – Nil), resulting in the issuance of Nil and 58,139, respectively (three and nine months ended August 31, 2015 – Nil) common shares.

For the warrants exercised the Company recorded a charge to capital stock of $262,463 (nine months ended August 31, 2015 – Nil) comprised of proceeds of $122,092 (nine months ended August 31, 2015 – Nil) and the associated amount of $140,371 (nine months ended August 31, 2015 – Nil) previously recorded in additional paid in capital.

	Series A	March 2013	July 2013	June 2016
	Warrants	Warrants	Warrants	Warrants	Total

Outstanding, December 1, 2015	2,835,000	1,724,300	870,000	-	5,429,300
Issued	-	-	-	3,714,286	3,714,286
Exercised	-	(232,556)	-	-	(232,556)
Expired	(2,835,000)	-	-	-	(2,835,000)
Outstanding, May 31, 2016	--	1,491,744	870,000	3,714,286	6,076,030

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2016 and 2015
(Stated in U.S. dollars)

8.
Warrants (continued)

	Series A	March 2013	July 2013
	Warrants	Warrants	Warrants	Total

Outstanding, December 1, 2014	3,285,000	1,724,300	870,000	5,879,300
Issued	-	-	-	-
Exercised	(450,000)	-	-	(450,000)
Expired	-	-	-	-
Outstanding, August 31, 2015	2,835,000	1,724,300	870,000	5,429,300

9.
Income taxes

The Company has had no taxable income under the Federal and Provincial tax laws of Canada for the three and nine months ended August 31, 2016 and August 31, 2015. The Company has non-capital loss carry-forwards at August 31, 2016, totaling $28,369,940 in Canada and $55,746 in United States federal income tax losses that must be offset against future taxable income. If not utilized, the loss carry-forwards will expire between 2016 and 2032. The Company has provided a full valuation allowance on the Company’s loss carry-forwards as it is more likely than not that its loss carry-forwards will not be realized.

For the nine months ended August 31, 2016, the Company had a cumulative carry-forward pool of Canadian Federal Scientific Research & Experimental Development expenditures in the amount of $12,408,000 which can be carried forward indefinitely.

At August 31, 2016, the Company had approximately $2,710,000 of unclaimed Investment Tax Credits which expire from 2025 to 2035. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

10.
Financial instruments
(a)    Fair values
The Company follows ASC topic 820, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC topic 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.
Inputs refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of the hierarchy are defined as follows:
Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.
Level 3 inputs are unobservable inputs for asset or liabilities.
The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2016 and 2015
(Stated in U.S. dollars)

10.
Financial instruments (continued)
(a)   Fair values (continued)
(i)
The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that have an expected life that is more than six years.

(ii)
The Company calculates the interest rate for the conversion option based on the Company’s estimated cost of raising capital.

An increase/decrease in the volatility and/or a decrease/increase in the discount rate would have resulted in an increase/decrease in the fair value of the conversion option and warrant liabilities.
The change in fair value of the conversion option and the warrant liabilities was recorded as a fair value adjustment of derivative liabilities in the consolidated statements of operations and comprehensive loss.
Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis are as follows:
	August 31, 2016		November 30, 2015
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	$	$	$	$
Financial Liabilities
Convertible debt(i)	1,493,759	1,446,189	1,518,429	1,481,663

(i)
The Company calculates the interest rate for the convertible debt and due to related parties based on the Company’s estimated cost of raising capital and uses the discounted cash flow model to calculate the fair value of the convertible debt and the amounts due to related parties.

The carrying values of cash, accounts receivable, accounts payable, accrued liabilities and employee cost payable approximates their fair values because of the short-term nature of these instruments.

(b)   Interest rate and credit risk
Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash and cash equivalents, due to related parties and capital lease obligations due to the short-term nature of these balances.
Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.
The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2016 and 2015
(Stated in U.S. dollars)

10.
Financial instruments (continued)
(b) Interest rate and credit risk (continued)
	August 31,	November 30,
	2016	2015
	$	$

Total accounts receivable	356,685	478,674
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	356,685	478,674

Not past due	316,725	453,662
Past due for more than 31 days
but no more than 60 days	5,066	5,003
Past due for more than 91 days
but no more than 120 days	34,894	20,009
Total accounts receivable, net	356,685	478,674

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the three and nine months ended August 31, 2016 and August 31, 2015, Par accounted for substantially all the revenue and all the accounts receivable of the Company.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

(c)   Foreign exchange risk

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million, a +/- 10% movement in the Canadian currency held by the Company versus the U.S. dollar would affect the Company’s loss and other comprehensive loss by $0.1 million.
(d)  Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three and nine months ended August 31, 2016 and 2015
(Stated in U.S. dollars)

10.
Financial instruments (continued)
(d) Liquidity risk
The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at August 31, 2016:
					August 31 , 2016
	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	1 year	1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable	1,534,499	-	-	-	-	1,534,499
Accrued liabilities	238,794	-	-	-	-	238,794
Capital lease	5,419	5,566	5,718	3,899	-	20,602
Related parties
Employee costs payable	176,562	-	-	-	-	176,562
Convertible debenture	60,123	1,500,493	-	-	-	1,560,616
	2,015,397	1,506,059	5,718	3,899	--	3,531,073

11.      Segmented information

The Company's operations comprise a single reportable segment engaged in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. As the operations comprise a single reportable segment, amounts disclosed in the financial statements for revenue, loss for the period, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in Canada. The Company’s license and commercialization agreement with Par accounts for substantially all of the revenue of the Company.

	Three months ended		Nine months ended
	August 31,	August 31,	August 31,	August 31,
	2016	2015	2016	2015
	$	$	$	$

Revenue
Canada	-	-	-	-
United States	554,925	840,748	1,677,906	3,248,678
	554,925	840,748	1,677,906	3,248,678

			August 31,	November 30,
			2016	2015
			$	$
Total assets
Canada			5,367,505	5,224,299

Total property and equipment
Canada			1,655,720	1,759,438

12.
Subsequent event

In October 2016, the Company entered into a 10 year license and commercial supply agreement with Mallinckrodt LLC ("Mallinckrodt"), by which the Company has granted Mallinckrodt an exclusive license to market, sell and distribute certain licensed product candidates for which the Company has ANDAs filed with the FDA.  The Company received a non-refundable upfront payment of US$3 million which will be recognized as revenue over the term of the contract.  The agreement also provides a long-term profit sharing arrangement with respect to the licensed products which the Company plans to recognize as licensing revenue in accordance with the policy as described in Note 3(a). The Company will manufacture and supply the licensed products exclusively for Mallinckrodt on a cost plus basis.